Structured Investments
Opportunities in Commodities

Filed pursuant to Rule 433
December 1, 2006

Relating to Amendment No. 1 to
Preliminary Pricing Supplement No. 144 dated November 22, 2006 to
Registration Statement No. 333-131266

COMMODITY-LINKED CAPITAL-PROTECTED NOTES
DUE SEPTEMBER 29, 2010

ISSUED BY MORGAN STANLEY

BASED ON THE PERFORMANCE OF A
BASKET OF FOUR COMMODITIES AND A COMMODITY INDEX

(GSCI AGRICULTURAL INDEX – EXCESS RETURN, WTI CRUDE OIL, COPPER, NICKEL AND ZINC)

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH AMENDMENT NO. 1 TO THE PRELIMINARY PRICING
SUPPLEMENT DESCRIBING THE OFFERING OF THE NOTES, AND THE RELATED PROSPECTUS SUPPLEMENT AND
PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS SET OUT BELOW, BEFORE YOU DECIDE
TO INVEST.
Amendment No. 1 to Preliminary Pricing Supplement No. 144, dated November 22, 2006 Prospectus Supplement dated January 25, 2006 Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a Prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus dated January 25, 2006 and the Prospectus Supplement dated January 25, 2006 in that registration statement, Amendment No. 1 to the Preliminary Pricing Supplement dated November 22, 2006 relating to this offering and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Morgan Stanley” as a search term. Alternatively, the issuer or any underwriter or dealer participating in the offering will arrange to send you the Prospectus, Prospectus Supplement and Pricing Supplement if you request it by calling your Morgan Stanley Financial Advisor, such other underwriter or dealer or toll-free 1-866-718-1649.

Commodity-Linked Capital-Protected Notes due September 29, 2010
Based on the Performance of a Basket of Four Commodities and a Commodity Index

Investment Overview

The Commodity-Linked Capital-Protected Notes, due September 29, 2010 (the “Notes”), provide investors with an opportunity to access exposure to commodities with no downside risk to their initial investment. At maturity, the Notes will pay the principal amount of $1,000 plus a Supplemental Redemption Amount, if any, based on the performance of an equally weighted basket of commodities (the “Basket”) over the term of the Notes, as measured over six specified Determination Dates. The Supplemental Redemption Amount provides 1.3 -1.5:1 participation in the upside (e.g. if the Basket Performance is 10%, the investor receives 100% of principal plus 13%-15% at maturity). The Notes provide a way to gain direct exposure to a diverse basket of commodities without risk to principal. The Notes do not pay interest.

Maturity:	3.75 Years
Protection at Maturity:	100%
Participation:	130%-150% of the positive performance of the Basket (to be determined on the Pricing Date)

Underlying Basket

Basket Commodity	Basket Weighting

Copper-Grade A (“Copper”)	20.00%
Primary Nickel (“Nickel”)	20.00%
Special High-Grade Zinc (“Zinc”)	20.00%
West Texas Intermediate light sweet crude oil (“WTI Crude Oil ”)	20.00%
Goldman Sachs Commodity Agricultural Index – Excess Return (“Index”)	20.00%

Commodity-Linked Capital-Protected Notes due September 29, 2010
Based on the Performance of a Basket of Four Commodities and a Commodity Index

Key Benefits

Exposure to commodities is a component of portfolio diversification. Investors who believe they have underweight exposure to commodities or those concerned about the risks associated with investing in commodities can use the Commodity-Linked Capital-Protected Notes, due September 29, 2010 to gain exposure to the Basket Commodities while protecting 100% of principal at maturity.

Leverage	•	Uncapped Upside Participation (130%-150%) in any Basket Appreciation
Performance

Protect	•	100% Principal Protection at Maturity Regardless of the Performance of the Basket
Principal

	•	Exposure to an equally-weighted and diversified basket of four physical commodities (Crude
Access		Oil, Copper, Nickel, and Zinc) and an agricultural commodity index

	•	Portfolio Diversification From Traditional Fixed Income/Equity Investments

Summary of Selected Risk Factors (See Page 10)

  No Interest Payments / Possibility of No Return
  Market Price of the Notes is Affected by Many Unpredictable Factors
  Changes in the Value of One or More of the Basket Commodities May Offset Each Other
  Payout at Maturity Based on Average of Prices of Commodities Over Final Six Months
  Inclusion of Commissions/Projected Profit from Hedging is Likely to Adversely Affect Secondary Market Prices
  Issuer Credit Risk
  Economic Interests of the Calculation Agent May Be Potentially Adverse to Investors
  Secondary Trading May Be Limited

Suitability

The Notes May be Suitable for Investors Who:
  Do Not Require Current Income / Coupon Payments
  Are Capable of Understanding the Complexities and Risks Specific to the Notes, and Specifically, the Basket Commodities
  Are Willing to Receive No Return on the Notes Should the Basket Depreciate or not Appreciate

Commodity-Linked Capital-Protected Notes due September 29, 2010
Based on the Performance of a Basket of Four Commodities and a Commodity Index

General Terms

Issuer:	Morgan Stanley
Issue Price (Par):	$1,000
Principal Protection:	100% at Maturity
Participation Rate:	130%-150% (to be determined on the Pricing Date)
Interest:	None
Call Feature:	None
CUSIP:	617446B24
Listing:	None
Denominations:	$1,000 / $1,000
Payment Currency:	USD
Agent:	Morgan Stanley & Co. Incorporated
Calculation Agent:	Morgan Stanley Capital Services Inc.
Trustee:	The Bank of New York (as successor to JPMorgan Chase Bank, N.A.)
Agent’s Commissions:

2.0% or $20 per Note

The Notes will be issued at $1,000 per Note and the agent’s commissions will be $20 per Note; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of note will be $996.25 per Note and $16.25 per Note, respectively, for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of Notes will be $994.38 per note and $14.375 per Note, respectively, and for any single transaction to purchase $5,000,000 or more principal amount of Notes will be $992.50 per Note and $12.50 per Note, respectively. Agent’s commissions allowed to dealers in connection with the offering may be reclaimed by the Agent, if, within 30 days of the offering, the Agent repurchases the notes distributed by such dealers.

Expected Key Dates

Issue Date: December , 2006	Maturity Date: September 29, 2010
Pricing Date: December , 2006	Determination Dates: April 15, 2010, May 15, 2010, June 15, 2010, July 15, 2010, August 15, 2010 and September 15, 2010

Commodity-Linked Capital-Protected Notes due September 29, 2010
Based on the Performance of a Basket of Four Commodities and a Commodity Index

How is the Basket Performance Measured?

The “Basket Performance” is equal to the sum of the weighted performance (i.e. increase or decrease) of each of the Basket Commodities, as determined by the following formula:

[(Final Average Index Price - Initial Index Price) / Initial Index Price] x 20%, plus
[(Final Average WTI Crude Oil Price - Initial WTI Crude Oil Price) / Initial WTI Crude Oil Price] x 20%, plus
[(Final Average Copper Price - Initial Copper Price) / Initial Copper Price] x 20%, plus
[(Final Average Nickel Price - Initial Nickel Price) / Initial Nickel Price] x 20%, plus
[(Final Average Zinc Price - Initial Zinc Price) / Initial Zinc Price] x 20%

Price:	Index: The official settlement price of the Index.

WTI Crude Oil: The official settlement price per barrel of WTI Crude Oil.

Copper / Nickel / Zinc: The official cash offer price per metric ton.

Initial Price:	The Price for each Basket Commodity on the Pricing Date.

Final Average Price:	The average price for each Basket Commodity as measured over each of the six
Determinations Dates.

Relevant Exchange:	Index: For each index commodity represented in the Index, the primary exchange or market for trading such Index Commodity
WTI Crude Oil: New York Mercantile Exchange
Copper / Nickel / Zinc: London Metal Exchange

Reference Sources
(Reuters Pages):	Index: GSCK
WTI Crude Oil: CLc1
Copper / Nickel / Zinc: MTLE

NOTE: Because the Basket reflects the cumulative weighted performance of each of the Basket Commodities (whether positive or negative), a decrease in one or more Basket Commodities may partially or fully offset any increase in any of the other Basket Commodities such that the Basket Performance as a whole is less than or equal to zero. If the Basket Performance is negative or equal to zero investors will only receive their principal back at maturity.

Commodity-Linked Capital-Protected Notes due September 29, 2010
Based on the Performance of a Basket of Four Commodities and a Commodity Index

What Will Investors Be Paid at Maturity?

At maturity, investors receive (i) $1,000 + (ii) Supplemental Redemption Amount

If the Basket Performance is:	The Supplemental Redemption Amount will be:
Less than or equal to zero	$0 – Investors will only receive par at maturity
Greater than zero	130% -150% * Basket Performance * $1,000

Best Case
Scenario	The Basket appreciates and the investment returns 130% -150% of the appreciation

Worst Case
Scenario	The Basket depreciates or does not appreciate, and the Notes redeem for par at maturity. This assumes the investment is held to maturity.

Note:

There is no cap on upside participation. Investors will receive 130%-150% of any Basket appreciation. We will determine the actual Participation Rate on the Pricing Date.

If the Basket Performance at maturity is zero or negative, investors will only receive par at maturity.

See “Hypothetical Payout on the Notes” for examples of how to calculate the Payment at Maturity.

Commodity-Linked Capital-Protected Notes due September 29, 2010
Based on the Performance of a Basket of Four Commodities and a Commodity Index

Hypothetical Payout on the Notes

The following hypothetical examples are provided for illustrative purposes only. Actual results will vary.

Below is a full example of how to calculate the Basket Performance based on the hypothetical data in the table below. Following are three examples of the calculation of the payment at maturity.

		Hypothetical	Hypothetical
Basket Commodity	Basket Weighting	Initial Price	Final Average Price

Index	20%	65.35	78.42
Copper	20%	6,890.00	8,268.00
Nickel	20%	30,955.00	29,407.25
Zinc	20%	4,180.50	3,971.00
WTI Crude Oil	20%	58.80	55.86

Basket Performance = Sum of Commodity Performance Values

[(Final Average Index Price - Initial Index Price) / Initial Index Price] x 20%, plus
[(Final Average Copper Price - Initial Copper Price) / Initial Copper Price] x 20%, plus
[(Final Average Nickel Price - Initial Nickel Price) / Initial Nickel Price] x 20%, plus
[(Final Average Zinc Price - Initial Zinc Price) / Initial Zinc Price] x 20%, plus
[(Final Average WTI Crude Oil Price - Initial WTI Crude Oil Price) / Initial WTI Crude Oil Price] x 20%

So, using the hypothetical exchange rates above:

[(78.42 – 65.35) / 65.35] x 20% = 4.0% plus
[(8,268.00 – 6,890.00) / 6,890.00] x 20% = 4.0% plus
[(29,407.25 – 30,955.00) / 30,955.00] x 20% = -1.0% plus
[(3,971.00 – 4,180.50) / 4,180.50] x 20% = -1.0% plus
[(55.86 – 58.80) / 58.80] x 20% = -1.0%

Basket Performance = 5%

     The Basket Performance may be equal to zero or less than zero even though one or more Basket Commodities have increased over the term of the Notes as the increases may be moderated, or wholly offset, by the decrease in one or more of the other Basket Commodities.

Commodity-Linked Capital-Protected Notes due September 29, 2010
Based on the Performance of a Basket of Four Commodities and a Commodity Index

Hypothetical Payout on the Notes

The following scenarios are based on a hypothetical participation rate of 140%

SCENARIO #1

All the commodity performance values are positive.

Commodity	Commodity Performance Values

Index	2.0%
Copper	2.0%
Nickel	2.0%
Zinc	2.0%
WTI Crude Oil	2.0%

10%

             Supplemental Redemption Amount per Note       =       $1,000      x      10%      x      140%      =       $140

The total payment at maturity per Note will equal $1,140, which is the sum of the principal amount of $1,000 and a supplemental redemption amount of $140.

SCENARIO #2

Some commodity performances are positive, while others are negative.

Commodity	Commodity Performance Values

Index	-4.0%
Copper	1.0%
Nickel	1.0%
Zinc	-4.0%
WTI Crude Oil	1.0%

-5.0%

             Supplemental Redemption Amount per note       =       $1,000      x      -5.0%    (less than zero)   x      140%    =       $0

In this scenario, the commodity performance values of three of the Basket Commodities— Copper, Nickel and WTI Crude Oil (with a combined weighting of 60% of the Basket)—are each 5% higher than their respective initial prices, but the final average prices of the two other basket commodities—the Index and Zinc (are combined weighting of 40% of the Basket)—are each 20% lower than the initial prices for those Basket Commodities. Accordingly, although three of the Basket Commodities have positive performance values and two have negative performance values as of the final Determination Date, the Basket Performance is less than zero. Therefore, there will be no Supplemental Redemption Amount and the total payment at maturity per note will equal only the $1,000 principal amount.

Commodity-Linked Capital-Protected Notes due September 29, 2010
Based on the Performance of a Basket of Four Commodities and a Commodity Index

Historical Information

     The following graphs present historical information for each of the Basket Commodities as well as the Basket from January 1, 2001 to November 20, 2006. We obtained the information in the graphs from Bloomberg Financial Markets (“Bloomberg”), without independent verification. The daily prices published by Bloomberg may differ from those published by the Relevant Exchange or Goldman Sachs & Co. for the purposes of determining the Initial Prices and Final Average Prices. We will not use Bloomberg to determine the applicable Initial Prices and Final Average Prices. The historical prices, the historical performance of the Basket Commodities and the Basket and the degree of correlation between the price trends of the Basket Commodities (or lack thereof) should not be taken as an indication of future performance or trends.

Commodity-Linked Capital-Protected Notes due September 29, 2010
Based on the Performance of a Basket of Four Commodities and a Commodity Index

Index	Basket

Commodity-Linked Capital-Protected Notes due September 29, 2010
Based on the Performance of a Basket of Four Commodities and a Commodity Index

Selected Risk Factors

     The Notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the Notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of such Notes in light of an your particular circumstances. The Notes are not secured debt and investing in the Notes is not equivalent to investing directly in the Basket Commodities. The following is a non-exhaustive list of certain key considerations for investors in the Notes. For a complete list of considerations and risk factors, please see the Prospectus, Prospectus Supplement and Amendment No. 1 to the Preliminary Pricing Supplement. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

     No interest payments. The terms of the Notes differ from ordinary debt securities in that no interest will be paid. Because the Supplemental Redemption Amount is variable and may equal zero, the overall return on the Notes may be less than the amount that would be paid on an ordinary debt security.

     The prices for the Basket Commodities may change unpredictably, affecting the value of the Notes. The prices of the Basket Commodities (including the commodities underlying the Index) are affected by a variety of factors, including, (i) the price of each of the Basket Commodities, (ii) the volatility of the Basket Commodities, (iii) trends of supply and demand for each of the Basket Commodities at any time, (iv) interest and yield rates in the market, (v) geopolitical conditions and (vi) economic, financial, political and regulatory or judicial events that affect the Basket Commodities or commodities markets generally and that may affect the Final Prices, (vii) the time remaining to the maturity of the Notes and (viii) our creditworthiness. In addition, the commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention. As a result, the market value of the Notes will vary and may be less than Par at any time prior to maturity and sale of the Notes prior to maturity may result in a loss.

     An investment in commodities could expose you to concentrated risk. The Basket Commodities are concentrated in three sectors: (i) metals, (ii) energy and (iii) agriculture. An investment in the Notes may therefore bear risks similar to a concentrated securities investment in a limited number of industries or sectors.

     Changes in the value of one or more of the Basket Commodities may offset each other. A decrease in the value of one or more of the Basket Commodities may wholly or partially offset any increase in the other Basket Commodities.

     Investing in the Notes is not equivalent to investing in the Basket Commodities. Because the Basket Performance is based on the average of the prices of the Basket Commodities on six Determination Dates over the final six months of the Notes, it is possible for the Final Average Price of any of the Basket Commodities to be lower than the Initial Price of such Basket Commodity even if the price of the Basket Commodity on the final Determination Date is higher than the Initial Price for such commodity. A decrease in the price of a Basket Commodity on any one Determination Date could more than offset any increases in the price of such Basket Commodity on any other Determination Dates.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley is willing to purchase Notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the Notes, as well as the projected profit included in the cost of hedging its obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley, as a result of dealer discounts, mark-ups or other transaction costs.

     Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the Issuer. Any decline in the Issuer’s credit ratings may affect the market value of the Notes.

     Secondary trading may be limited. Morgan Stanley currently intends to act as a market maker for the Notes but is not required to do so. The Notes will not be listed on any securities exchange and there may be little or no secondary market. Even if there is a secondary market, it may not provide enough liquidity to allow an investor to sell the Notes easily or at a price that it desires.

     Economic interests of the Calculation Agent may be potentially adverse to the investors. The calculation agent is an affiliate of the Issuer. Any determinations made by the Calculation Agent may affect the payout to investors at maturity.

Commodity-Linked Capital-Protected Notes due September 29, 2010
Based on the Performance of a Basket of Four Commodities and a Commodity Index

Tax Considerations

     The Notes will be treated as “ contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the Notes, regardless of whether any stated interest is payable on the Notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the Notes generally will be treated as ordinary income. If the Notes were priced on November 20, 2006, the “comparable yield” would be a rate of 5.3686% per annum compounded semi-annually; however, the final comparable yield will be determined on the pricing date and may be different than the comparable yield set forth above. Based on the comparable yield set forth above, the “projected payment schedule” for a Note (assuming an issue price of $1000) consists of a projected amount equal to $1,219.8862 due at maturity. The actual comparable yield and the projected payment schedule of the Notes will be updated in the final pricing supplement. You should read the discussion under “Description of Notes — United States Federal Income Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the Notes.

     The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the Notes, and we make no representation regarding the actual amounts of payments that will be made on a Notes.

     If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “Description of Notes — United States Federal Income Taxation — Non-U.S. Holders.”

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.